ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 3, 2004

04054113

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SEC MAIL PROCESSING RECEIVED DEC 09 2004 WASH, D.C. 202 SECTION

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
3 December 2004 – (ASX Announcement & Media Release – Trefoil-1)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

3 December 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

Trefoil-1 discovery to be production tested

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 well has been confirmed as a wildcat gas-condensate discovery. Details of a positive release made this morning by AWE concerning this new discovery are repeated below. In addition to the Trefoil discovery reference is made to the White Ibis Field over which FAR also has a royalty claim. The release by AWE states:

"Australian Worldwide Exploration Limited, on behalf of its wholly owned subsidiary AWE Petroleum Pty Limited ("AWE"), is pleased to advise that after the completion of wireline logging operations, **the Trefoil-1 well in the Bass Basin offshore Tasmania has been confirmed as a new gas field discovery. In view of the positive results from logging operations, the well will now be cased and production tested.**

Wireline logging operations (including comprehensive formation testing and sampling) confirm that Trefoil-1 has **intersected approximately 50 metres of net gas pay over 8 zones in good quality sandstone reservoirs** within the Intra Eastern View Coal Measures (Intra-EVCM). This is the same geological formation that contains the gas-bearing sands being developed at the nearby Yolla gas and condensate field as part of the BassGas Project.

As previously reported, **the gas is of high quality.** Sampling has established that the liquids content of the gas zones ranges from 50 to 100 barrels of liquids per million cubic feet of gas, which is comparable to the very rich Yolla field. The gas is also low in carbon dioxide, with all gas zones containing approximately 3%. These are, on average, less than one sixth of the levels encountered in the Yolla field.

Whilst considerable geotechnical work is required to provide an accurate indication of recoverable reserves, the Company provides guidance that the **"in-place" resource for the field should lay in the range of 100 to 300 billion cubic feet of gas and 7 to 21 million barrels of associated liquids.**

The production test programme is to be conducted over two separate intervals, from 3040-3047 metres and 3141-3150 metres. These intervals are from the lower quality pay zones in the well, and if productive, will go a long way to establishing the commercial viability of a development of the Trefoil field.

If the Trefoil field is ultimately developed, the nearby White Ibis gas and condensate field will also become a serious candidate for commercial development as part of the overall BassGas Project.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The results of the testing programme will be reported to the market after completion of activities."

FAR's royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

As a royalty holder FAR does not receive information on activities within the block.

Further information on the Trefoil Prospect may be found at **www.awexp.com.au**.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au